UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:   JUNE 21, 2004                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Tumi Resources Limited (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         June 17, 2004

3.       PRESS RELEASE

         The press release was released on June 17, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         David Henstridge
         Phone: (604) 685-9316

9.       DATE OF REPORT

         June 17, 2004.

                                               /s/ David Henstridge
                                               -------------------------------
                                               David Henstridge, President & CEO

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                       JUNE 17, 2004



        TUMI SIGNS RIGHT TO ACQUIRE 100% OF THE JIMENEZ DE TEUL PROJECT,
                         ZACATECAS SILVER BELT, MEXICO

Vancouver,  Canada - Tumi Resources Limited (TSXv-TM; OCTBB - TUMIF; Frankfurt -
TUY) is pleased to announce the signing of a Heads of Agreement (the "HOA") over the Jimenez de Teul silver-gold property in Mexico ("Jimenez") with Minera San Jorge S.A. de C.V. ("MSJ"). Jimenez, totaling 1,795 hectares, is located at the west-central side of Zacatecas state, near the Durango state border, approximately 130 kms due west of Fresnillo.

Under the terms of the HOA, Tumi has the right to acquire 100% interest in the property from MSJ by assuming MSJ's obligations to the underlying property owners for a total of US$1.75 million over three years ($1.026 million in the third year) and issuing a total of 1 million shares to MSJ, (200,000 on TSX Venture Exchange approval (the "TSX Approval"), 200,000 on the first anniversary of TSX Approval and 300,000 on the second and third anniversaries of TSX Approval). The HOA also provides for bonus shares once project financing is arranged for commercial production. The bonus is 1 million shares if the resource is in excess of 2 million ounces of gold equivalent and a further 1 million shares if the resource is in excess of 3 million ounces of gold equivalent. Tumi has also agreed to pay a NSR royalty of 1% with provision for escalation to 3% on resources in excess of 1 million ounces, depending on the ore grade in the final bankable feasibility study.

The core block of claims at Jimenez cover part of a NW-SE trending structural corridor that appears to be at least 10 kms in length. The corridor separates Cretaceous sedimentary rocks (including limestones) from younger Tertiary volcanic rocks. At Jimenez, alteration within the corridor has been mapped for over 1 km in length, and numerous pits and adits are recorded. The dominant northwest structure is intersected by NE trending structures that have developed mineralized shears, breccias and stockwork zones.

In the core area, the Santa Clara mine follows the northwest structure on a number of levels for about 100 metres. Tumi's personnel, as part of Tumi's due diligence procedures, sampled the main stope and recorded 0.2 G/T AU AND 318 G/T AG OVER A WIDTH OF 15.3 METRES on the northeast face. Another face, located 20 metres to the southwest, recorded 0.3 G/T AU AND 463 G/T AG OVER 5.2 METRES in width. Historically Santa Clara silver and gold ores have been shipped to a mill 85 kms away at La Parrilla, Durango. About 150 metres to the northwest of the Santa Clara workings, chip sampling on surface recorded 0.1 G/T AU AND 58 G/T AG OVER 35.1 METRES which shows that the structural zone at Jimenez is geochemically anomalous over a large area. There is no record of any prior drilling in the area.

Tumi intends to immediately grid the main structural zone of interest centered on the Santa Clara Mine and to undertake a detailed mapping and sampling program followed by appropriate geophysical surveys prior to commencing an initial drill program.

Mr Henstridge, President stated "This is a very important acquisition as it gives Tumi a foothold in the prolific Zacatecas silver belt and the right to earn a 100% interest in a large target area untested by modern exploration methods. We are steadily building shareholder value with this acquisition to add to our Cinco Minas and Gran Cabrera Projects in Mexico."

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM", on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

ON BEHALF OF THE BOARD                        INVESTOR INFORMATION CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
--------------------------------
David Henstridge, President & CEO             website: www.tumiresources.com


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.